Item 77D

At the September 2002 Board Meeting, the Board approved (1) changing the Japanese Equity Portfolio/Fund's definition of Japanese securities from "companies" located or having a business (a majority of its profits or sales made) in Japan" to "securities issues by companies organized under the laws of Japan or their affiliates, or by any company that derives more than half of its revenue from Japan"; (2) expanding the Portfolio/Fund's market cap strategy to include up to 30% of net assets in smaller companies that are traded over-the-counter; and (3) re-designating the investment status of the Portfolio/Fund from non-diversified to diversified.